SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Final Amendment)

                       Premier Parks, Inc.
_________________________________________________________________
                        (Name of Issuer)



                   Common Stock, $.05 par value
_________________________________________________________________
                 (Title of Class of Securities)



                           0007405401
_________________________________________________________________
                         (CUSIP Number)

Lawrence, Tyrrell, Ortale          William J. Hewitt, Esq.
  & Smith                          Reboul, MacMurray, Hewitt,
3100 West End Avenue, Suite 500      Maynard & Kristol
Nashville, Tennessee  37203             45 Rockefeller Plaza
Attention:  Mr. Jack Tyrrell       New York, New York  10111
Tel. (615) 383-0982                Tel. (212) 841-5700
_________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          May 19, 1997
                _________________________________
                  (Date of Event Which Requires
                     Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

CUSIP No. 0007405401                            Page 2 of 6 Pages

_________________________________________________________________
1)   Name of Reporting Person               Lawrence, Tyrrell,
     S.S. or I.R.S. Identification            Ortale & Smith
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          New York
_________________________________________________________________
Number of                7)   Sole Voting         -0-
Shares Beneficially           Power
Owned by Each
Reporting Person:        ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power

                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person

_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0007405401                            Page 3 of 6 Pages

_________________________________________________________________
1)   Name of Reporting Person           Lawrence Tyrrell,
     S.S. or I.R.S. Identification        Ortale & Smith II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    Delaware
_________________________________________________________________
Number of           7)   Sole Voting    311,940 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               -0-
                         ________________________________________
                    9)   Sole Disposi-  311,940 shares of
                         tive Power     Common Stock, $.01 par
                                        value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power       -0-
                         ________________________________________
11)  Aggregate Amount Beneficially      311,940 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                    1.7%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                             PN

CUSIP No. 0007405401                            Page 4 of 6 Pages

                 Final Amendment to Schedule 13D
                 _______________________________

          Reference is hereby made to the statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 6, 1992, Amendment No. 1 thereto filed on April 9, 1993 and Amendment No. 2 thereto filed on November 4, 1994 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 1.   Security and Issuer.
          ___________________

          Item 1 is hereby amended by adding the following thereto:

          Effective September 23, 1994 the Issuer changed its name to Premier Parks, Inc.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 18,300,672 shares of Common Stock outstanding as of November 5, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 1997. Share numbers have been adjusted to reflect the one-for-five reverse split of the Common Stock on May 30, 1996.

          (a)

          LTOS and Venture Partners
          _________________________

     LTOS and Venture Partners, as the general partner of LTOS, own no Common Stock.

          LTOS II and II Partners
          _______________________

     LTOS II 311,940 shares of Common Stock, or approximately
1.7% of the Common Stock outstanding. II Partners, as the general partner of LTOS II, may be deemed to beneficially own the Common Stock owned by LTOS II.

          General Partners of Venture Partners and II Partners
          ____________________________________________________

          (i) Larry J. Lawrence owns 8,898 shares of Common
Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Jack Tyrrell directly owns 9,794 shares of Common
Stock, or less than 0.1% of the Common Stock outstanding.  In

CUSIP No. 0007405401                            Page 5 of 6 Pages

addition, Mr. Tyrrell may be deemed to indirectly beneficially own 4,396 shares of Common Stock held in a trust for the benefit of his son and an aggregate 369,123 shares of Common Stock held in two limited partnerships of which he is a general partner of the respective sole general partners thereof. Mr. Tyrrell disclaims beneficial ownership of all such indirectly held shares, except to the extent of his pecuniary interest therein.

          (iii) W. Patrick Ortale, III directly owns 6,550 shares of Common Stock, or less than .01% of the Common Stock outstanding. In addition, Mr. Ortale may be deemed to indirectly beneficially own an aggregate 369,123 shares of Common Stock held in two limited partnerships of which he is a general partner of the respective sole general partners thereof. Mr. Ortale disclaims beneficial ownership of all such indirectly held shares, except to the extent of his pecuniary interest therein.

          (iv) Richard W. Smith directly owns 2,753 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. In addition, Mr. Smith may be deemed to indirectly beneficially own an aggregate 2,020 shares of Common Stock held in trust accounts for the benefit of his four children. Mr. Smith disclaims beneficial ownership of all such indirectly held shares.

          (v) Brian T. Horey owns 1,287 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of II Partners may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by LTOS II. Each of the general partners of II Partners disclaims beneficial ownership of all shares of Common Stock owned by LTOS II that exceed his indirect pro rata interest, as a partner of II Partners, therein.

          (c) On May 19, 1997 LTOS distributed 200,000 shares of Common Stock, representing its entire interest in the securities of the Issuer, to its partners. On November 20, 1997 LTOS II distributed 150,000 shares of Common Stock to its partners.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by LTOS
II.

          (e) LTOS and LTOS II ceased to be the beneficial owners of more than five percent of the Common Stock as a result of the dilution of their holdings over time.

CUSIP No. 0007405401                            Page 6 of 6 Pages

                            Signature
                            _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1997

                                   LAWRENCE, TYRRELL, ORTALE &
                                     SMITH

                                   By:  Lawrence Venture
                                        Partners, General Partner


                                   By:/s/ W. Patrick Ortale III
                                      ___________________________
                                        General Partner


                                   LAWRENCE, TYRRELL, ORTALE &
                                     SMITH II, L.P.

                                   By:  LTOS II Partners,
                                        General Partner


                                   By:/s/ W. Patrick Ortale III
                                      ___________________________
                                        General Partner